News Release

BROOKFIELD PROPERTY PARTNERS REPORTS

SOLID SECOND QUARTER 2013 RESULTS

FFO increases 7% to $126 million

Net Income of $277 million

Hamilton, Bermuda, August 8, 2013 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) today announced its financial results for the quarter ended June 30, 2013. Brookfield Property Partners also provided pro forma financial results that reflect the International Financial Reporting Standards (“IFRS”) financial statements with adjustments to give effect to the spinoff and the acquisition by Brookfield Property Partners of its business and assets for the periods presented. A reconciliation of the IFRS financial results to the pro forma financial results is provided in Appendix A.

“We are excited by the opportunities we are seeing in all sectors as we believe there are unmatched prospects for organic growth and acquisitions at attractive valuations,” said Ric Clark, Chief Executive Officer. “With the U.S. economic recovery gaining strength and Europe still in flux, we are poised to invest in best-in-class diversified property assets, utilizing our global reach, platforms and capabilities to grow Brookfield Property Partners into the world’s leading commercial real estate company.”

Pro Forma Financial Results

	Three months ended June 30,		Six months ended June 30,
US$ millions (except per unit amounts), unaudited	2013	2012	2013	2012
Funds from operations ("FFO") (1) (2)	$126	$118	$277	$228
- per unit	$0.27	$0.25	$0.59	$0.49

Net income (1)	$277	$288	$570	$655
- per unit	$0.59	$0.62	$1.22	$1.40

Total Return(1) (2)	$323	$338	$683	$863
- per unit	$0.69	$0.72	$1.46	$1.85

(1) FFO, net income and Total Return represent interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and general partnership units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the IFRS statement of income. See "Reconciliation of Non-IFRS Measures" below in this news release for the components.
(2) Non IFRS measure. See definition under "Basis of Presentation"

Funds from Operations (“FFO”) was $126 million or $0.27 per unit for the quarter ended June 30, 2013, or $132 million or $0.28 per unit prior to one-time charges compared with $118 million or $0.25 per unit during the same period in 2012.

Net income was $277 million or $0.59 per unit for the quarter ended June 30, 2013, compared with $288 million or $0.62 per unit in the prior year period. The decrease was a result of significant valuation gains in the prior year partially offset by the increase in FFO in the current period.

Total Return for the quarter ended June 30, 2013 was $323 million, or $0.69 per unit compared with $338 million or $0.72 per unit in the prior year period.

Equity per unit at June 30, 2013 increased to $25.64 from $25.32 as at December 31, 2012.

Significant Transactions During the Second Quarter

Brookfield Property Partners, directly or through affiliates, acquired seven real estate assets totaling approximately $1.0 billion and disposed of eight real estate assets totaling approximately $890 million, generating approximately $110 million net proceeds (at share) during the second quarter of 2013. Highlights from the quarter include:

Office

o	Advanced on MPG Office Trust acquisition following a vote in favor of the transaction by MPG common shareholders, subsequent to quarter end
o	Completed Hammerson portfolio acquisition in London with closing on 125 Broad Street and Leadenhall Court
o	Commenced development of second tower of Brookfield Place Perth in Australia with completion expected in late 2015

Retail

o	Sold a 49.9% interest in both The Grand Canal Shoppes and The Shoppes at the Palazzo, two Class A malls in Las Vegas, NV
o	Divested two non-core retail malls for $138 million

Multi-family

o	Completed over $54 million of value-add multi-family acquisitions in the U.S.

Industrial

o	Acquired EZW Gazeley, a UK based industrial real estate company, for £323 million
o	Agreed to acquire Industrial Developments International from Kajima of Japan for $1.1 billion, subsequent to quarter end

Dividend Declaration

The Board of Directors of Brookfield Property Partners declared a quarterly common unit dividend of $0.25 per unit payable on September 30, 2013 to unitholders of record at the close of business on August 30, 2013. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The dividend, calculated for the period from June 1, 2013 to August 31, 2013, represents an annualized dividend of $1.00 per unit.

Simplification of Governance Structure

During the third quarter, Brookfield Property Partners and Brookfield Asset Management Inc. (“Brookfield”) will amend the partnership agreement for their subsidiary partnership, Brookfield Property L.P. (the “Property Partnership”), to make Brookfield Property Partners the managing general partner of the Property Partnership. This change will be made to simplify the governance structure of the Brookfield Property Partners group and to more clearly delineate Brookfield Property Partners’ governance rights in respect of the Property Partnership. As a result, the voting agreement between Brookfield Property Partners and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the Property Partnership’s general partner as directed by Brookfield Property Partners, will be terminated and related changes will be made to the partnership agreement of Brookfield Property Partners and the Master Services Agreement. Because Brookfield is a party to these agreements, all of the amendments were approved by a special committee of directors of Brookfield Property Partners and the Property Partnership that are independent of Brookfield.

As a result of these changes, the former general partner interest in the Property Partnership indirectly owned by Brookfield will become a special limited partnership interest. The economic interests of Brookfield Property Partners and Brookfield in the Property Partnership will not be affected by these changes.

Additional Information

Further details regarding the operations of Brookfield Property Partners are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on Brookfield Property Partners’ SEDAR profile at www.sedar.com.

* * * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), funds from operations (“FFO”) (on a total and per unit basis), Total Return (on a total and per unit basis) and equity per unit. NOI, FFO, Total Return and equity per unit do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets. FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale real estate property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in consolidated subsidiaries, but before non-controlling interests in the REUs. The partnership uses NOI and FFO to assess its operating results. NOI is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The partnership provides the components of NOI and a full reconciliation from net income to FFO with the financial information accompanying this press release. The partnership reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Total Return is defined as income before income tax expense (benefit) and related non-controlling interests but before non-controlling interests in the REUs, and represents the amount by which we increase the value of our equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Conference Call

Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2013 second quarter results on Thursday, August 8, 2013 at 1:00 p.m. eastern time. Scheduled speakers are Ric Clark, chief executive officer, Steve Douglas, chief financial officer and Brian Kingston, chief investment officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 888.300.2347, pass code 2568913, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldpropertypartners.com. A replay of this call can be accessed through September 8, 2013 by dialing 888.203.1112, pass code 2568913. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldpropertypartners.com for one year.

Supplemental Information

Investors, analysts and other interested parties can access Brookfield Property Partners Supplemental Information Package before the market open on August 8, 2013 at www.brookfieldpropertypartners.com under the Investors/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Our diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, we have interests in approximately 20,000 multi-family units, 35 million square feet of industrial space and a 19 million square foot office development pipeline. Our goal is to be the leading global investor in best in class commercial property assets. For more information, please visit www.brookfieldpropertypartners.com.

Contact:

Melissa Coley

Vice President, Investor Relations & Communications

Tel: 212-417-7215

Email: melissa.coley@brookfield.com

Consolidated Balance Sheet

(US$ Millions)	BPY	BPY-Pro forma	BPY
	Jun. 30, 2013	Dec. 31, 2012	Dec. 31, 2012
Assets
Non-current assets
Investment properties	$30,974	$30,956	$31,696
Equity accounted investments	7,893	7,470	8,038
Participating loan interests	794	775	—
Other non-current assets	5,435	5,606	5,606
Loans and notes receivable	40	246	246
	45,136	45,053	45,586
Current assets
Loans and notes receivable	127	212	212
Accounts receivable and other	946	989	989
Cash and cash equivalents	1,051	891	894
	2,124	2,092	2,095
Total assets	$47,260	$47,145	$47,681
Liabilities and equity
Non-current liabilities
Property debt	$16,025	$15,916	16,442
Capital securities	1,883	1,914	664
Other non-current liabilities	575	439	439
Deferred tax liability	1,359	1,075	973
	19,842	19,344	18,518
Current liabilities
Property debt	3,663	3,366	3,366
Capital securities	—	202	202
Accounts payable and other liabilities	1,195	1,559	1,592
	4,858	5,127	5,160
Total liabilities	24,700	24,471	23,678
Equity
Limited partners	2,054	2,028	—
General partner	4	4	—
Brookfield Asset Management Inc.	—	—	13,163
Non-controlling interests attributable to:
Redeemable/exchangeable and general partnership units of the operating partnership held by Brookfield Asset Management Inc.	9,900	9,777	—
Interests of others in operating subsidiaries	10,602	10,865	10,840
Total equity	22,560	22,674	24,003
Total liabilities and equity	$47,260	$47,145	$47,681

See “Appendix A “Reconciliation of BPY financial results to BPY pro forma financial statements” for an explanation of the adjustments.

Consolidated Statements of Income

	BPY		BPY-Pro forma
(US$ Millions) Three months ended June 30,	2013	2012	2013	2012
Commercial property revenue	$711	$713	$711	$700
Hospitality revenue	331	217	331	217
Investment and other revenue	44	30	44	39
Total revenue	1,086	960	1,086	956
Direct commercial property expense	293	292	293	288
Direct hospitality expense	305	185	305	185
Interest expense	276	239	279	249
Administration and other expense	76	61	78	73
Total expenses	950	777	955	795
Fair value gains, net	376	131	376	131
Share of equity accounted income excluding fair value gains	93	102	93	93
Share of equity accounted fair value gains	69	204	69	204
Income before income taxes	674	620	669	589
Income tax expense	196	84	67	47
Net income	$478	$536	$602	$542
Net income attributable to:
Limited partners	$44	$—	$49	$50
General partner	—	—	—	—
Brookfield Asset Management Inc.	(97)	282	—	—
Non-controlling interests:
Redeemable/exchangeable and general partnership units of the operating partnership held by Brookfield Asset Management Inc.	206	—	228	238
Interests of others in operating subsidiaries	325	254	325	254
Net income	$478	$536	$602	$542

	BPY		BPY-Pro forma
(US$ Millions) Six months ended June 30,	2013	2012	2013	2012
Commercial property revenue	$1,459	$1,386	$1,440	$1,348
Hospitality revenue	660	268	660	268
Investment and other revenue	99	69	112	92
Total revenue	2,218	1,723	2,212	1,708
Direct commercial property expense	598	566	593	557
Direct hospitality expense	579	230	579	230
Interest expense	543	481	555	494
Administration and other expense	133	109	148	134
Total expenses	1,853	1,386	1,875	1,415
Fair value gains, net	590	449	592	449
Share of equity accounted income excluding fair value gains	199	191	188	172
Share of equity accounted fair value gains	195	557	195	557
Income before income taxes	1,349	1,534	1,312	1,471
Income tax expense	295	312	170	250
Net income	$1,054	$1,222	$1,142	$1,221
Net income attributable to:
Limited partners	$44	$—	$99	$113
General partner	—	—	—	—
Brookfield Asset Management Inc.	232	656	—	—
Non-controlling interests:
Redeemable/exchangeable and general partnership units of the operating partnership held by Brookfield Asset Management Inc.	206	—	471	542
Interests of others in operating subsidiaries	572	566	572	566
Net income	$1,054	$1,222	$1,142	$1,221

See “Appendix A “Reconciliation of BPY financial results to BPY pro forma financial statements” for an explanation of the adjustments.

Reconciliation of Non-IFRS Measures

	BPY		BPY-Pro forma
(US$ Millions) Three months ended June 30,	2013	2012	2013	2012
Commercial property revenue	$711	$713	$711	$700
Hospitality revenue	331	217	331	217
Direct commercial property expense	(293)	(292)	(293)	(288)
Direct hospitality expense	(305)	(185)	(305)	(185)
Depreciation and amortization of real estate assets(1)	43	13	43	13
NOI	487	466	487	457
Investment and other revenue	44	30	44	39
Share of equity accounted income excluding fair value gains	93	102	93	93
Interest expense	(276)	(239)	(279)	(249)
Administration and other expense	(76)	(61)	(78)	(73)
Non-controlling interests of others in operating subsidiaries in funds from operations	(141)	(149)	(141)	(149)
FFO(2,3)	131	149	126	118
Depreciation and amortization of real estate assets(1)	(43)	(13)	(43)	(13)
Fair value gains, net	376	131	376	131
Share of equity accounted fair value gains	69	204	69	204
Non-controlling interests of others in operating subsidiaries in Total Return	(205)	(102)	(205)	(102)
Total Return(2,3)	328	369	323	338
Income tax expense	(196)	(84)	(67)	(47)
Non-controlling interest of others in operating subsidiaries in income tax expense	21	(3)	21	(3)
Net income before non-controlling interests of others in operating subsidiaries	153	282	277	288
Net income attributable to non-controlling interests of others in operating subsidiaries	325	254	325	254
Net income (3)	$478	$536	$602	$542

	BPY		BPY-Pro forma
(US$ Millions) Six months ended June 30,	2013	2012	2013	2012
Commercial property revenue	$1,459	$1,386	$1,440	$1,348
Hospitality revenue	660	268	660	268
Direct commercial property expense	(598)	(566)	(593)	(557)
Direct hospitality expense	(579)	(230)	(579)	(230)
Depreciation and amortization of real estate assets(1)	65	17	65	17
NOI	1,007	875	993	846
Investment and other revenue	99	69	112	92
Share of equity accounted income excluding fair value gains	199	191	188	172
Interest expense	(543)	(481)	(555)	(494)
Administration and other expense	(133)	(109)	(148)	(134)
Non-controlling interests of others in operating subsidiaries in funds from operations	(313)	(254)	(313)	(254)
FFO(2,3)	316	291	277	228
Depreciation and amortization of real estate assets(1)	(65)	(17)	(65)	(17)
Fair value gains, net	590	449	592	449
Share of equity accounted fair value gains	195	557	195	557
Non-controlling interests of others in operating subsidiaries in Total Return	(316)	(354)	(316)	(354)
Total Return(2,3)	720	926	683	863
Income tax expense	(295)	(312)	(170)	(250)
Non-controlling interest of others in operating subsidiaries in income tax expense	57	42	57	42
Net income before non-controlling interests of others in operating subsidiaries	482	656	570	655
Net income attributable to non-controlling interests of others in operating subsidiaries	572	566	572	566
Net income (3)	$1,054	$1,222	$1,142	$1,221

(1) Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the Total Return calculation.
(2) FFO and Total Return represent interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and general partnership units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the IFRS statement of income.
(3) For the BPY columns FFO, Total Return and net income are also attributable to Brookfield Asset Management Inc. for the period prior to the spin-off of BPY (April 15, 2013).

See “Appendix A “Reconciliation of BPY financial results to BPY pro forma financial statements” for an explanation of the adjustments.

Appendix A: Reconciliation of the BPY financial results to pro forma financial results

As at December 31, 2012	Brookfield Property Partners L.P.		Pro Forma Adjustments						Pro Forma Brookfield Property Partners L.P.
(US$ Millions)			Australian Investments (a)	Capital Securities (b)	Preferred Shares (c)	Equity (d)	Tax Impact of Reorganization (e)	Total Pro Forma Adjustments

Assets
Non-current assets
Investment properties	$ 31,696		$ (740)	$ -	$ -	$ -	$ -	$ (740)	$ 30,956
Equity accounted investments	8,038		(568)	-	-	-	-	(568)	7,470
Participating loan notes	-		775	-	-	-	-	775	775
Other non-current assets	5,606		-	-	-	-	-	-	5,606
Loans and notes receivable	246		-	-	-	-	-	-	246
	45,586		(533)	-	-	-	-	(533)	45,053
Current assets
Loans and notes receivable	212		-	-	-	-	-	-	212
Accounts receivable and other	989		-	-	-	-	-	-	989
Cash and cash equivalents	894		(3)	-	-	-	-	(3)	891
	2,095		(3)	-	-	-	-	(3)	2,092
Total assets	$ 47,681		$ (536)	$ -	$ -	$ -	$ -	$ (536)	$ 47,145
Liabilities and equity
Non-current liabilities
Property debt	$ 16,442		$ (526)	$ -	$ -	$ -	$ -	$ (526)	$ 15,916
Capital securities	664		-	1,250	-	-	-	1,250	1,914
Other non-current liabilities	439		-	-	-	-	-	-	439
Deferred tax liability	973		59	-	-	-	43	102	1,075
	18,518		(467)	1,250	-	-	43	826	19,344
Current liabilities
Property debt	3,366		-	-	-	-	-	-	3,366
Capital securities	202		-	-	-	-	-	-	202
Accounts payable and other liabilities	1,592		(33)	-	-	-	-	(33)	1,559
	5,160		(33)	-	-	-	-	(33)	5,127
Equity
Limited partners	-		-	-	-	2,028	-	2,028	2,028
General partner	-		-	-	-	4	-	4	4
Brookfield Asset Management Inc.	13,163		(36)	(1,250)	(25)	(11,809)	(43)	(13,163)	-
Non-controlling interests attributable to:
Redeemable/exchangeable and general partnership units of the operating partnership held by Brookfield Asset Management Inc.	-	#	-	-	-	9,777	-	9,777	9,777
Interests of others in operating subsidiaries	10,840		-	-	25	-	-	25	10,865
Total equity	24,003	#	(36)	(1,250)	-	-	(43)	(1,329)	22,674
Total liabilities and equity	$ 47,681		$ (536)	$ -	$ -	$ -	$ -	$ (536)	$ 47,145

See notes for an explanation of each adjustment.

For the three months ended June 30, 2013	Brookfield Property Partners L.P.		Pro Forma Adjustments					Pro Forma Brookfield Property Partners L.P.
(US$ Millions)			Capital Securities (b)	Equity (d)	Tax Impact of Reorganization (e)	Management Fee (f)	Total Pro Forma Adjustments

Commercial property revenue	$ 711		$ -	$ -	$ -	$ -	$ -	$ 711
Hospitality revenue	331		-	-	-	-	-	331
Investment and other revenue	44		-	-	-	-	-	44
Total revenue	1,086		-	-	-	-	-	1,086
Direct commercial property expense	293		-	-	-	-	-	293
Direct hospitality expense	305		-	-	-	-	-	305
Interest expense	276		3	-	-	-	3	279
Administration and other expense	76		-	-	-	2	2	78
Total expenses	950		3	-	-	2	5	955
Fair value gains	376		-	-	-	-	-	376
Share of net earnings from equity accounted investments	162		-	-	-	-	-	162
Income before income taxes	674	#	(3)	-	-	(2)	(5)	669
Income tax (expense) benefit	(196)		-	-	129	-	129	(67)
Net income	$ 478		$ (3)	$ -	$ 129	$ (2)	$ 124	$ 602

Net income attributable to:
Limited partners	$ 44		$ -	$ 5	$ -	$ -	$ 5	$ 49
General partner	-		-	-	-	-	-	-
Brookfield Asset Management Inc.	(97)		(3)	(27)	129	(2)	97	-
Non-controlling interests attributable to:
Redeemable/exchangeable and general partnership units of the operating partnership held by Brookfield Asset Management Inc.	206		-	22	-	-	22	228
Interests of others in operating subsidiaries	325		-	-	-	-	-	325
	$ 478		$ (3)	$ -	$ 129	$ (2)	$ 124	$ 602

For the six months ended June 30, 2013	Brookfield Property Partners L.P.	Pro Forma Adjustments						Pro Forma Brookfield Property Partners L.P.
(US$ Millions)		Australian Investments (a)	Capital Securities (b)	Equity (d)	Tax Impact of Reorganization (e)	Management Fee (f)	Total Pro Forma Adjustments

Commercial property revenue	$ 1,459	$ (19)	$ -	$ -	$ -	$ -	$ (19)	$ 1,440
Hospitality revenue	660	-	-	-	-	-	-	660
Investment and other revenue	99	13	-	-	-	-	13	112
Total revenue	2,218	(6)	-	-	-	-	(6)	2,212
Direct commercial property expense	598	(5)	-	-	-	-	(5)	593
Direct hospitality expense	579	-	-	-	-	-	-	579
Interest expense	543	(10)	22	-	-	-	12	555
Administration and other expense	133	-	-	-	-	15	15	148
Total expenses	1,853	(15)	22	-	-	15	22	1,875
Fair value gains	590	2	-	-	-	-	2	592
Share of net earnings from equity accounted investments	394	(11)	-	-	-	-	(11)	383
Income before income taxes	1,349	-	(22)	-	-	(15)	(37)	1,312
Income tax (expense) benefit	(295)	-	-	-	122	3	125	(170)
Net income	$ 1,054	$ -	$ (22)	$ -	$ 122	$ (12)	$ 88	$ 1,142

Net income attributable to:
Limited partners	$ 44	$ -	$ -	$ 55	$ -	$ -	$ 55	$ 99
General partner	-	-	-	-	-	-	-	-
Brookfield Asset Management Inc.	232	-	(22)	(320)	122	(12)	(232)	-
Non-controlling interests attributable to:
Redeemable/exchangeable and general partnership units of the operating partnership held by Brookfield Asset Management Inc.	206	-	-	265	-	-	265	471
Interests of others in operating subsidiaries	572	-	-	-	-	-	-	572
	$ 1,054	$ -	$ (22)	$ -	$ 122	$ (12)	$ 88	$ 1,142

See notes for an explanation of each adjustment.

For the three months ended June 30, 2012	Brookfield Property Partners L.P.		Pro Forma Adjustments						Pro Forma Brookfield Property Partners L.P.
(US$ Millions)			Australian Investments (a)	Capital Securities (b)	Equity (d)	Tax Impact of Reorganization (e)	Management Fee (f)	Total Pro Forma Adjustments

Commercial property revenue	$ 713		$ (13)	$ -	$ -	$ -	$ -	$ (13)	$ 700
Hospitality revenue	217		-	-	-	-	-	-	217
Investment and other revenue	30		9	-	-	-	-	9	39
Total revenue	960		(4)	-	-	-	-	(4)	956
Direct commercial property expense	292		(4)	-	-	-	-	(4)	288
Direct hospitality expense	185		-	-	-	-	-	-	185
Interest expense	239		(9)	19	-	-	-	10	249
Administration and other expense	61		-	-	-	-	12	12	73
Total expenses	777		(13)	19	-	-	12	18	795
Fair value gains	131		-	-	-	-	-	-	131
Share of net earnings from equity accounted investments	306		(9)	-	-	-	-	(9)	297
Income before income taxes	620	#	-	(19)	-	-	(12)	(31)	589
Income tax (expense) benefit	(84)		-	-	-	33	4	37	(47)
Net income	$ 536		$ -	$ (19)	$ -	$ 33	$ (8)	$ 6	$ 542

Net income attributable to:
Limited partners	$ -		$ -	$ -	$ 50	$ -	$ -	$ 50	$ 50
General partner	-		-	-	-	-	-	-	-
Brookfield Asset Management Inc.	282		-	(19)	(288)	33	(8)	(282)	-
Non-controlling interests attributable to:
Redeemable/exchangeable and general partnership units of the operating partnership held by Brookfield Asset Management Inc.	-		-	-	238	-	-	238	238
Interests of others in operating subsidiaries	254		-	-	-	-	-	-	254
	$ 536		$ -	$ (19)	$ -	$ 33	$ (8)	$ 6	$ 542

For the six months ended June 30, 2012	Brookfield Property Partners L.P.	Pro Forma Adjustments						Pro Forma Brookfield Property Partners L.P.
(US$ Millions)		Australian Investments (a)	Capital Securities (b)	Equity (d)	Tax Impact of Reorganization (e)	Management Fee (f)	Total Pro Forma Adjustments

Commercial property revenue	$ 1,386	$ (38)	$ -	$ -	$ -	$ -	$ (38)	$ 1,348
Hospitality revenue	268	-	-	-	-	-	-	268
Investment and other revenue	69	23	-	-	-	-	23	92
Total revenue	1,723	(15)	-	-	-	-	(15)	1,708
Direct commercial property expense	566	(9)	-	-	-	-	(9)	557
Direct hospitality expense	230	-	-	-	-	-	-	230
Interest expense	481	(25)	38	-	-	-	13	494
Administration and other expense	109	-	-	-	-	25	25	134
Total expenses	1,386	(34)	38	-	-	25	29	1,415
Fair value gains	449	-	-	-	-	-	-	449
Share of net earnings from equity accounted investments	748	(19)	-	-	-	-	(19)	729
Income before income taxes	1,534	-	(38)	-	-	(25)	(63)	1,471
Income tax (expense) benefit	(312)	-	-	-	55	7	62	(250)
Net income	$ 1,222	$ -	$ (38)	$ -	$ 55	$ (18)	$ (1)	$ 1,221

Net income attributable to:
Limited partners	$ -	$ -	$ -	$ 113	$ -	$ -	$ 113	$ 113
General partner	-	-	-	-	-	-	-	-
Brookfield Asset Management Inc.	656	-	(38)	(655)	55	(18)	(656)	-
Non-controlling interests attributable to:
Redeemable/exchangeable and general partnership units of the operating partnership held by Brookfield Asset Management Inc.	-	-	-	542	-	-	542	542
Interests of others in operating subsidiaries	566	-	-	-	-	-	-	566
	$ 1,222	$ -	$ (38)	$ -	$ 55	$ (18)	$ (1)	$ 1,221

See notes for an explanation of each adjustment.

Note regarding pro forma financial information:

The pro forma financial information in this release has been prepared to give effect to the acquisition by Brookfield Property Partners of Brookfield’s commercial property operations (the “Spin-off”), including its office, retail, multi-family and industrial and opportunistic investments assets, located in the United States, Canada, Australia, Brazil and Europe, that have historically been owned and operated, both directly and through its operating entities. The commercial property operations transferred to the partnership through the reorganization include all of the commercial property operations of Brookfield included in the financial statements.

In addition, the pro forma information was prepared reflecting adjustments for the following:

a)	Acquisition of interests in Brookfield’s Australian properties through participating loan interests.

b)	Issuance of $1.25 billion of Capital Securities to Brookfield as partial consideration for the business acquired by the partnership.

c)	Issuance of $25 million of Preferred Shares by certain holding entities of Brookfield Property Partners.

d)	Issuance of partnership units by Brookfield Property Partners as partial consideration for the business acquired, and issuance of approximately 80 million units of the partnership in the Spin-off based on the number of Class A limited voting shares and Class B limited voting shares of Brookfield.

e)	Reorganization of the legal structure through which the business is held, including the issuance of certain inter-company debt between the property partnership and the holding entities, resulting in changes in the effective tax rate and the tax basis of certain investments.

f)	Annual management fees of $50 million paid by the partnership to Brookfield pursuant to a Master Services Agreement.

The unaudited pro forma information has been prepared based upon currently available information and assumptions deemed appropriate by management. The unaudited pro forma financial information is provided for information purposes only and is not intended to represent, or be indicative of, the results that would have occurred had the transactions reflected in the pro forma adjustments been effected on the dates indicated.